UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6 - K

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the

Securities Exchange Act of 1934

For the month of November 2005

NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)

(Translation of Registrant’s Name into English)

EDIFICIO CANTV

AVENIDA LIBERTADOR

CARACAS, VENEZUELA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934

Yes  ☐    No  ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This report consists of an English translation of the original Spanish language version of a Venezuelan filing of the unaudited financial statements of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) as of and for the period ended on September 30, 2005, prepared according to Venezuelan GAAP, which differ in certain important respects from US GAAP, as filed with the Venezuela National Commission on Securities on November 7, 2005.

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include economic considerations that could affect demand for telecommunications services and the ability of the Company to make collections, inflation, regulatory factors, exchange controls and occurrences in currency markets, competition, labor relations, and the risk factors set forth in the Company’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F. The Company undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

ENGLISH TRANSLATION

Caracas, November 7, 2005

Comisión Nacional de Valores

Attention:	Dr. Fernando J. De Candia Ochoa
President

Dear Dr. De Candia Ochoa,

In accordance with the requirements of the “Periodic or Occasional Information Reporting Norms to Be Submitted by Individuals Regulated by the Venezuelan National Commission on Securities” (“Normas Relativas a la Información Periódica u Ocasional que Deben Suministrar las Personas Sometidas al Control de la Comisión Nacional de Valores”), attached please find the unaudited Financial Statements as of and for the period ended September 30, 2005, which includes its respective notes, that are presented comparative to the previous year ago period (2004).

I will make myself available should you need any clarification or additional information.

Sincerely yours,

/s/ GREGORIO TOMASSI
Gregorio Tomassi
Head of Business Development and Investor Relations
Cantv

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

as of September 30, 2005 and 2004

and for the nine months ended

September 30, 2005 and 2004

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

(In millions of constant bolivars as of September 30, 2005)

	September 30,
	2005	2004
		(Restated)
ASSETS
CURRENT ASSETS:
Cash and temporary investments	839,453	908,007
Accounts receivable, net (Note 6)	604,719	543,808
Accounts receivable from Venezuelan Government entities (Note 7)	183,374	227,285
Inventories, spare parts and supplies, net (Note 8)	344,531	191,681
Deferred income tax asset	152,404	146,800
Other current assets	66,009	64,432

Total current assets	2,190,490	2,082,013
Property, plant and equipment, net (Note 9)	4,270,448	4,622,348
Cellular concession, net (Note 2)	201,474	209,029
Long-term accounts receivable from Venezuelan Government entities (Note 7)	84,475	34,144
Deferred income tax asset	337,543	230,830
Other assets (Note 10)	422,303	392,989

Total assets	7,506,733	7,571,353

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of the long-term debt (Note 11)	41,538	150,678
Accounts payable	825,370	641,674
Accrued employee benefits	177,158	166,544
Pension and other post-retirement benefit obligations (Note 13)	114,272	98,920
Deferred revenue	146,109	126,221
Other current liabilities (Note 12)	299,204	332,217

Total current liabilities	1,603,651	1,516,254
LONG-TERM LIABILITIES:
Long-term debt (Note 11)	65,689	96,248
Deferred income tax liability	69,904	80,707
Provision for legal and tax contingencies (Note 19)	120,981	80,945
Provision for pension contingency (Note 19)	714,900	—
Pension and other post-retirement benefit obligations (Note 13)	699,844	811,902

Total liabilities	3,274,969	2,586,056

Minority interests	3,854	4,078

STOCKHOLDERS’ EQUITY (Note 14):
Inflation adjusted capital stock (equivalent to nominal capital stock of Bs. 29,047)	2,860,771	2,860,771
Additional paid-in capital	45,134	45,134
Retained earnings	1,140,764	1,712,898
Legal reserve	286,077	362,951
Workers benefit shares	(106,199)	(107,648)
Translation adjustment and other	1,363	107,113

Total stockholders’ equity	4,227,910	4,981,219

Total liabilities and stockholders’ equity	7,506,733	7,571,353

The accompanying notes are an integral part of the consolidated financial statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

(In millions of constant bolivars as of September 30, 2005, except information per share and per ADS)

	For the nine months ended September 30,
	2005	2004
		(Restated)
OPERATING REVENUES:
Local service	716,507	808,299
Domestic long distance	232,774	249,555

Local and domestic long distance	949,281	1,057,854

International long distance	88,587	94,134
Net settlements	177	(3,863)

International long distance	88,764	90,271
Fixed to mobile outgoing calls	580,684	535,697
Interconnection incoming	74,490	78,455
Data transmission	400,475	328,074
Other wireline-related services	132,932	128,876

Total wireline services	2,226,626	2,219,227
Wireless services	1,115,212	869,757
Wireless equipment sales	250,556	122,960

Total wireless services	1,365,768	992,717
Other	149,334	108,469

Total operating revenues	3,741,728	3,320,413

OPERATING EXPENSES:
Labor and benefits	612,249	480,633
Operations, maintenance, repairs and administrative	963,581	908,158
Cost of sales of wireless equipments	450,684	151,797
Provision for uncollectibles	51,129	72,802
Interconnection costs	404,002	330,013
Depreciation and amortization	834,293	824,581
Provision for pension contingency	645,777	—
Concession and other taxes	216,514	200,498

Total operating expenses	4,178,229	2,968,482

Operating (loss) income	(436,501)	351,931

OTHER INCOME (EXPENSES), NET:
Financing benefit (cost), net (Note 15)	122,154	(18,137)
Gain in sale of investments	88,462	—
Other (expenses) income, net	92	(9,359)

Total other income (expenses), net	210,708	(27,496)

(Loss) income before income tax	(225,793)	324,435
INCOME TAX (Note 17)
Current	95,513	50,540
Deferred (benefit)	(176,067)	(98,968)

Total income tax (benefit)	(80,554)	(48,428)
(Loss) income before minority interest	(145,239)	372,863
Minority interest	102	1,570

Net (loss) income	(145,341)	371,293

(Loss) earnings per share (Note 3-u)	(187)	478

(Loss) earnings per ADS (based on 7 shares per ADS)	(1,311)	3,349

Average shares outstanding (in millions)	776	776

The accompanying notes are an integral part of the consolidated financial statements

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004 AND THE YEAR ENDED DECEMBER 31, 2004

(In millions of constant bolivars as of September 30, 2005)

	Capital Stock			Additional paid-in capital	Retained earnings	Legal reserve	Treasury stock	Workers’ benefits shares	Translation and other adjustments	Total stockholders’ equity
	Nominal value	Inflation adjustment	Total
Restated balance as of December 31, 2003	34,173	3,327,555	3,361,726	45,134	1,875,592	362,951	(500,955)	(108,928)	100,630	5,136,150
Net income	—	—	—	—	371,293	—	—	—	—	371,293
Dividends declared (Note 14)	—	—	—	—	(533,674)	—	—	—	—	(533,674)
Workers’ benefit shares	—	—	—	—	(313)	—	—	1,280	—	967
Cancellation of treasury stock (Note 15)	(5,126)	(495,829)	(500,955)	—	—	—	500,955	—	—	—
Valuation of available for sale investments	—	—	—	—	—	—	—	—	6,483	6,483

Restated balance as of September 30, 2004	29,047	2,831,726	2,860,771	45,134	1,712,898	362,951	—	(107,648)	107,113	4,981,219
Net income	—	—	—	—	16,091	—	—	—	—	16,091
Dividends declared (Note 14)	—	—	—	—	(104,065)	—	—	—	—	(104,065)
Workers’ benefit shares	—	—	—	—	2,620	—	—	727	—	3,347
Release of excess of legal reserve (Note 14)	—	—	—	—	76,874	(76,874)	—	—	—	—
Valuation of available for sale investments, net of realization	—	—	—	—	—	—	—	—	(22,068)	(22,068)

Restated balance as of December 31, 2004	29,047	2,831,726	2,860,771	45,134	1,704,418	286,077	—	(106,921)	85,045	4,874,524
Net income	—	—	—	—	(145,341)	—	—	—	—	(145,341)
Dividends declared (Note 14)	—	—	—	—	(423,326)	—	—	—	—	(423,326)
Workers’ benefit shares	—	—	—	—	5,013	—	—	722	—	5,735
Valuation of available for sale investments, net of realization	—	—	—	—	—	—	—	—	(83,682)	(83,682)

Balance as of September 30, 2005	29,047	2,831,726	2,860,771	45,134	1,140,764	286,077	—	(106,199)	1,363	4,227,910

The accompanying notes are an integral part of the consolidated financial statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

(In millions of constant bolivars as of June 30, 2005)

	For the nine months ended September 30,
	2005	2004
		(Restated)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES
Net (loss) income	(145,341)	371,293
Adjustments to reconcile net (loss) income to net cash provided by operating activities-
(Gain) loss from net monetary position	(50,443)	47,190
Exchange gain, net	(29,643)	(387)
Gain in sale of investments	(88,462)	—
Depreciation and amortization	834,293	824,581
Deferred income tax (benefit)	(176,067)	(98,968)
Provision for uncollectibles	51,129	72,802
Provision for inventories obsolescence	10,330	28,291
Provision for legal and tax contingencies	75,508	58,396
Provision for pension contingency	645,777	—
Changes in current assets and liabilities -
Accounts receivable	(184,282)	(108,145)
Accounts receivable from Venezuelan Government entities	(49,523)	(103,408)
Inventories, spare parts and supplies	(65,283)	(128,297)
Deferred income tax asset	(22,630)	(77,733)
Other current assets	(36,899)	1,014
Accounts payable	56,696	175,065
Accrued employee benefits	117,565	94,959
Deferred revenues	(7,926)	(21,933)
Other current liabilities	(2,418)	37,855

	932,381	1,172,575
Changes in non current assets and liabilities -
Deferred income tax asset	(151,081)	(47,266)
Other assets	91,524	7,033
Deferred income tax liability	165,180	119,965
Pension and other post-retirement benefit obligations	(2,156)	(59,458)

Net cash provided by operating activities	1,035,848	1,192,849
CASH FLOWS USED IN INVESTING ACTIVITIES:
Acquisition of information systems, net of disposals	(102,076)	3,074
Acquisition of property, plant and equipment, net of disposals	(493,157)	(378,990)

Net cash used in investing activities	(595,233)	(375,916)
CASH FLOWS USED IN FINANCING ACTIVITIES:
Proceeds from borrowings	74,509	—
Payments of debt	(247,703)	(259,538)
Dividends paid	(436,386)	(635,573)
Assignment of shares for workers benefit fund	5,735	967

Net cash used in financing activities	(603,845)	(894,144)

Decrease in cash and temporary investments before loss in purchasing power of cash and temporary investments and foreign exchange gain on cash and temporary investments	(163,230)	(77,211)
LOSS IN PURCHASING POWER OF CASH AND TEMPORARY INVESTMENTS:	(135,874)	(85,717)
FOREIGN EXCHANGE GAIN OF CASH AND TEMPORARY INVESTMENTS:	30,628	32,544

Decrease in cash and temporary investments	(268,476)	(130,384)
CASH AND TEMPORARY INVESTMENTS:
Beginning of the period	1,107,929	1,038,391

End of the period	839,453	908,007

SUPPLEMENTARY INFORMATION:
Unpaid dividends	—	—

Cash paid during the period for -
Interest	14,655	16,992

Taxes	332,867	267,301

RESULT FROM NET MONETARY POSITION:
Operating activities	142,403	(1,695)

Financing activities	43,914	40,222

The accompanying notes are an integral part of the consolidated financial statements

(Translation of financial statements originally issued in Spanish)

COMPAÑÍA ANÓNIMA NACIONAL TELÉFONOS DE VENEZUELA (CANTV) AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS SEPTEMBER 30, 2005

(Amounts are adjusted for inflation and expressed in millions of constant bolivars as of September 30, 2005, unless otherwise indicated)

NOTE 1 - EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

The consolidated financial statements were originally issued in Spanish and have been translated into English.

NOTE 2 - COMPANY BACKGROUND AND CONCESSION AGREEMENT:

Compañía Anónima Nacional Teléfonos de Venezuela (referred to below as CANTV or the Company) is the primary provider of telecommunications services in Venezuela, and the owner of a nationwide basic telecommunications network through which it provides local, domestic and international wireline telephone service, and private networks, data, public telephone, rural and telex services. In addition, CANTV provides other telecommunications services including national wireless communications, Internet access and publication of telephone directories through its principal subsidiaries: Telecomunicaciones Movilnet, C.A. (Movilnet), CANTV.Net, C.A. (CANTV.Net) and C.A. Venezolana de Guías (Caveguías) (Note 3 (d) - Summary of significant accounting principles and policies - Consolidation).

CANTV entered into a Concession Agreement (referred to as the Concession) with the Government of the Bolivarian Republic of Venezuela (referred to as the Government) in 1991 to provide, manage and operate national telecommunications services, including wireline telephone services, private networks and value-added services, guaranteeing high quality service, modernizing and expanding the local network, introducing progressive rate rebalancing and establishing a framework for the introduction of competition into the market. CANTV did not make an initial payment for this concession. November 2000 marked the opening of the telecommunications market to competition and the entrance of new competitors (Note 19 (d) - Commitments and contingencies - Concession mandates and Note 4 (c) - Regulation - Competition). Beginning June 12, 2000, the Company has been regulated by the Concession, the Telecommunications Law and its Regulations (Note 4 - Regulation).

Significant terms of the Concession are as follows:

a)	The Concession established a special privilege regime of limited concurrence, through which the Government designated CANTV, except in certain circumstances, as the exclusive provider of basic telephone service, including local, national and international access until November 27, 2000. Beginning on that date, any party that obtains the corresponding administrative concession is permitted to provide basic telecommunications services nationwide (Note 4 - Regulation).

b)	The Concession is for 35 years ending in 2026, and is renewable for an additional period of 20 years subject to the approval of the Ministry of Infrastructure and satisfactory performance by CANTV of its obligations under the Concession.

c)	Until December 31, 2000, CANTV paid the Government an annual 5.5% of billed services by means of a Concession tax. Beginning January 2001, the Company was required to pay up to 4.8% of gross revenues (Note 4 (a) - Regulation - Tax regime). These expenses are presented in the accompanying consolidated statement of operations as Concession and other taxes totaling Bs 81,745 and Bs 86,193 for the nine months ended September 30, 2005 and 2004, respectively.

d)	The Concession specifies various penalties that may be imposed on CANTV for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, a fine up to 1% of services billed, and/or the termination of the Concession. As of September 30, 2005, CANTV has not been penalized. Furthermore, penalties against CANTV for other concepts through September 30, 2005 have not been material.

e)	Upon any termination of the Concession, all of CANTV’s real estate, equipment, structures and facilities assets utilized in the performance of services under the Concession would be forfeited to the Government in exchange for a payment equal to the book value of such assets after depreciation or amortization recorded for income tax purposes.

Cellular concession

On May 19, 1992, the Company purchased a cellular concession from the Government for Bs 306,871 (Bs 5,388 in nominal amounts) and established the subsidiary Movilnet to operate wireless communications. The cellular concession was granted for 20 years and is renewable for an additional 20-year period. The amount paid for the cellular concession is being amortized over 40 years. As of September 30, 2005 and 2004, accumulated amortization is Bs 105,397 and Bs 97,839, respectively.

The cellular concession agreement specifies various penalties that may be imposed on Movilnet for negligent or intentional violation of its provisions. Depending on the nature of the violation, penalties may include a public reprimand, the imposition of fines proportionate to the damage caused and/or temporary suspension or termination of the concession. Through September 30, 2005, no penalties have been imposed on Movilnet under this concession agreement.

Beginning in 2001, the tax regime applicable to cellular telephony service operators was 9.3% of gross revenues and with periodic decreases of 1% per annum through 2005 (Note 4 (a) - Regulation - Tax regime).

For the nine months ended September 30, 2005 and 2004, the cellular concession tax expense included in the accompanying consolidated statement of operations is presented as Concession and other taxes and totalled to Bs 69,948 and Bs 61,536, respectively.

Value-Added Services Concession

The majority of the Company’s value-added services are provided directly by the Company’s wholly owned subsidiary, CANTV.Net. On October 5, 1995, the Comisión Nacional de Telecomunicaciones (CONATEL) (the National Telecommunications Commission) granted to CANTV.Net the Value-Added Services Concession, which has an initial term of 10 years. The Value-Added Services Concession is renewable for another 10-year term, subject to certain conditions. Under the Value-Added Services Concession, CANTV.Net is granted the right to offer voice-mail services nationwide. The Value-Added Services Concession has been expanded to allow CANTV.Net to offer additional services such as Internet access. The Value Added Services Concession requires the payment to CONATEL of an annual concession fee equal to 4.3% of the revenues of CANTV.Net.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES AND POLICIES:

a)	Basis of presentation

The consolidated financial statements have been prepared in accordance with Accounting Principles Generally Accepted in Venezuela (Venezuelan GAAP) issued by the Venezuelan Federation of Public Accountants (VFPA). According to Venezuelan Statement of Accounting Principles No. 0, the hierarchy of controlling accounting guidance is Venezuelan GAAP, followed in succession by International Financial Reporting Standards (IFRS), Mexican GAAP bulletins, Financial Accounting Standards Board (FASB) pronouncements and accounting standards promulgated by other Latin American countries with economic issues similar to those in Venezuela.

b)	Use of estimates in the preparation of financial statements

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the amounts of income and expense recognized during the reporting period. Actual results may differ from those estimates.

c)	Adjustment for inflation

The Company’s consolidated financial statements are expressed on a constant bolivar basis as of September 30, 2005, in accordance with the Revised Venezuelan Statement of Accounting Principle No. 10, “Standards for the Preparation of Financial Statements Adjusted for Inflation” (DPC 10) issued by the VFPA in December 2000. For all legal and statutory purposes, CANTV uses financial statements adjusted for inflation.

Amounts disclosed in the consolidated financial statements have been adjusted to reflect the bolivar’s purchasing power at September 30, 2005, based on the Consumer Price Index (CPI) for the Metropolitan Area of Caracas as published by the Banco Central de Venezuela (BCV) (the Central Bank of Venezuela). The purpose of this adjustment is to present consolidated financial statements in monetary units of the same purchasing power. Therefore, the accompanying consolidated financial statements do not purport to represent the market or realizable value of non-monetary assets, which vary from the updated values based on price indices.

As of September 30, the most representative indices used in the preparation of the inflation adjusted financial statements are as follows (1997 base):

	2005	2004
Period CPI	512.84830	442.25696
Average for period CPI	489.15028	420.85696

Each caption in the accompanying consolidated financial statements has been presented on the basis of the CPI at September 30, 2005, as follows:

i.	Monetary assets and liabilities (cash and temporary investments, accounts receivable, certain other assets and most liabilities) including foreign currency balances as of September 30, 2005, have not been adjusted for the effect of inflation since they already represent their inflation-adjusted value at that date. The balances as of September 30, 2004 have been adjusted based upon the relative change in the CPI between that date and the CPI at September 30, 2005.

ii.	Non-monetary assets (mainly inventories, spare parts and supplies, net, property, plant and equipment, net, the cellular concession, net and certain other assets), deferred revenue and stockholders’ equity have been adjusted based upon the relative change in the CPI between the time the assets and equity were acquired or contributed and the CPI at September 30, 2005.

iii.	The liability for pension and other post-retirement benefit obligations and their related expenses are recorded based on actuarial calculations (Note 13 - Retirement benefits), and were considered as non-monetary items until December 31, 2004. Beginning on that date, these items are considered as monetary in accordance with International Accounting Standard (IAS) No. 21, “The Effects of Changes in Foreign Exchange Rates” (revised 2003), in which pension and other post-retirement benefit are specifically defined as monetary items.

iv.	Monetary income and expense have been adjusted based on the change in the CPI from the month in which transactions were recorded and the CPI at September 30, 2005.

v.	Non-monetary expenses (mainly depreciation and amortization, and pension and other post-retirement benefit expenses until December 31, 2004) are adjusted based on the inflation-adjusted value of the corresponding asset (mainly property, plant and equipment, cellular concession and software) in the accompanying consolidated balance sheet (paragraph (ii) above).

vi.	The monetary result is attributable to the Company’s net monetary asset or liability position during an inflationary period and is shown under the Financing benefit (cost), net in the accompanying consolidated statement of operations (Note 15 - Financing benefit (cost), net).

d)	Consolidation

The consolidated financial statements include CANTV and all its majority-owned subsidiaries. CANTV’s principal subsidiaries are: Movilnet, CANTV.Net, Caveguías and CANTV Finance Ltd.

(CANTV Finance). The Company also consolidates the workers’ benefit fund (Note 14 - Stockholders’ equity - Workers’ benefit fund). All subsidiaries are wholly owned, except for Caveguías which is 80% owned. All significant intercompany balances and transactions among the companies are eliminated in consolidation.

e)	Cash and temporary investments

Cash and temporary investments include short-term and highly liquid investments of Bs 782,562 and Bs 887,513 as of September 30, 2005 and 2004, respectively, having maturities of three months or less. The loss in purchasing power of bolivar-denominated cash and temporary investments due to inflation, and foreign exchange gains on cash and temporary investments are reflected as a separate caption in the consolidated statement of cash flows.

f)	Inventories, spare parts and supplies, net

Inventories, spare parts and supplies are recorded at acquisition cost, net of reserves, which does not exceed their net realizable value. Certain inventories, spare parts and supplies whose original nominal cost per unit does not exceed the equivalent in bolivars of U.S.$500 are expensed when purchased.

g)	Property, plant and equipment and depreciation and amortization

Property, plant and equipment is recorded at acquisition or construction cost, adjusted for inflation. Property, plant and equipment includes the costs of materials used, as well as direct labor costs and overhead costs in connection with construction work in progress. Maintenance and repair costs are expensed when incurred while major improvements (including technological upgrades) and renewals that extend the assets’ useful lives or asset capability are capitalized. Upon disposal of fixed assets, the cost and accumulated depreciation are removed from fixed asset accounts, and any gain or loss is recognized in the Company’s consolidated statement of operations.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of fixed assets and, in the case of amortization, over the period assigned to intangible assets (Note 2 - Company background and concession agreement - Cellular concession and Note 10 - Other assets).

In November 2004, based on technical studies, the Company revised and updated the depreciation periods of certain equipment from the cellular network related to second generation mobile services changing the useful lives from seven to five years, and certain radio base components changing the useful lives from seven to three years.

h)	Computer software

The cost of certain projects and computer systems (software) for internal use and upgrades that extend the assets’ useful lives or capabilities are capitalized and classified as information systems. The cost of these assets is amortized over a period of between three and seven years. Internal-use software is defined as software which is acquired, developed or modified solely to meet the internal needs of the Company and is not for sale. Software maintenance and modification expenses that do not increase its functionality are expensed when incurred.

i)	Impairment of long-lived assets

The Company assesses impairment of long-lived assets, including intangible assets, based on the projection of undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. In the event such cash flows are not expected to be sufficient to recover the recorded value of the assets, these assets are written down to their estimated fair values. Company management believes that as of September 30, 2005 and 2004, in accordance with applicable accounting principles, there is no impairment in the carrying value of its long-lived assets.

j)	Revenue recognition

Revenue for telecommunications services, including wireless services, Internet access and data transmission are recognized in the period in which services are rendered based on minutes of use, monthly charges for basic rent and special services, all net of credit and discount adjustments. Revenue from settlement of traffic with international telecommunications carriers is recognized on a net basis and based on estimates of traffic volume and rates. Advertising revenue and related telephone directory printing costs are recognized upon publication of directories. Revenue related to phone handset sales is recognized when the equipment is delivered and accepted by the customer or distributor.

The Company records, as deferred revenue, billed services not rendered, such as submarine cable usage, unlimited plans for Internet access, amounts related to unused prepaid cards, monthly charges for telecommunications services and telephone directories.

Reimbursable subscriber rights from wireline service activation are recorded as a liability when reimbursable (Note 12 - Other current liabilities).

During 2002, the Company launched a promotion for cellular subscribers consisting of awarding customers with credits in services for their total usage transacted during November and December of 2002. The amount was credited to each subscriber’s account in equal installments, beginning in February 2003, over a twelve-month period. The credits were granted only if certain conditions were met. Postpaid customers were required to maintain active and solvent accounts, while prepaid customers were required to maintain positive balances. In January 2004, the remaining balance of deferred revenues of Bs. 3,611 relating to the 2002 promotion was recognized.

Starting in 2004, revenue from wireless line activation fees charged to customers is deferred and recognized periodically over the estimated average time that services are expected to be rendered. Prior to 2004, activation fees charged to customers were not significant and were recognized at the time of the sale.

Customer arrangements that include both equipment and services sold in bundled packages are evaluated to determine whether the elements are separable based on objective evidence. If the elements are deemed separable, total consideration is allocated based on the relative fair values of the separate elements and the revenue associated with each element is recognized as earned. If the elements are not deemed separable, total consideration is deferred and recognized ratably over the longer of the contractual period or the expected customer relationship period.

During November 2004, the Company launched “Promoción Navidad” (Christmas promotion) for wireless subscribers effective until January 2005, which consisted of the sale of bundling products and services such as cellular handsets, activation fees, air time credits and short messaging, among others, at a promotional discount. Under the terms of this promotion, the services sold to customers were credited to each subscriber’s account in equal installments during a five-month period beginning the month following the purchase. The amount of these credits for service usage were recorded as a deferred revenue at the time of the sale and are being amortized in equal installments over a five-month period. With respect to activation fees included in the purchase of the promoted bundling products and services, the corresponding revenue is deferred and recognized over an estimated average time in which customers are expected to remain with the Company.

The Company has agreements with third parties to act as exclusive authorized agents to capture and provide wireless services to new customers. The Company also has agreements with strategic partners to provide for Telecommunication Centers franchises. Until November 2004, commissions given to authorized agents and Telecommunication Centers franchises, and incentives on line activation and commissions given to card distributors were presented as operation, repair, maintenance and administrative expenses. In December 2004, the Company changed its local accounting policy for recording these commissions as a reduction of revenue in the corresponding caption in the consolidated statement of operations. This change was adopted following current industry practices for recognition of cash incentives. The consolidated statements of operations for the nine months ended September 30, 2004 have been reclassified for purposes of comparison (see (w) - Consolidated financial statement reclassifications).

k)	Cost and expense recognition

Costs and expenses are recognized on an accrual basis.

The Company, through its business units, performs multiple market studies to develop new products and services to remain competitive, which are recognized as operating expenses as incurred. These activities are not considered as research and development expenses by the Company.

l)	Provision for uncollectible accounts

The Company maintains a provision for uncollectible accounts at a level deemed adequate to provide for potentially uncollectible receivables. The Company currently records a provision equal to 2.8% of monthly billed revenue for wireline services, 5% for wireless services and 10% for Internet and other voice services. The balance of this allowance for uncollectible accounts is continuously assessed by management using several factors that affect the collectibility of accounts receivable and adjusted as appropriate. Additionally, a review of the age and status of receivables is performed, designed to identify accounts to be provided with allowance on a continuous basis. Changes in external factors, such as the economic environment may impact the estimates.

A full allowance is provided for receivables from permanently disconnected subscribers. Permanent disconnections are made after performing several collection efforts following non-payment by wireline and wireless subscribers. Such permanent disconnections generally occur within 90 days.

m)	Amortization of discount on issued promissory notes and commercial paper

The Company has issued discounted promissory notes and commercial paper denominated in bolivars. The discount is being amortized using the effective rate method (Note 11 - Debt obligations).

n)	Investments

Investments in equity and obligations are classified as “available for sale” and measured at their estimated fair value. The change in their fair values is presented in the statements of changes in stockholders’ equity, under Translation and other adjustments, until their sale.

o)	Income tax

Income tax is calculated based upon taxable income, which is different from income before tax. Venezuelan tax legislation does not permit consolidation of results of subsidiaries for tax purposes. Tax credits for new investment in property, plant and equipment reduce income tax for the year in which such assets are placed in service. Investment tax credits generated until December 31, 2004 are permitted to be carried forward for three years, and since that date no investment tax credits can be generated according to the Income Tax Law. Tax losses generated during the year, except those from tax inflation adjustment, are permitted to be carried forward for three years. Venezuelan tax regulations provided for a business assets tax, which remained in effect until August 2004 and was equivalent to a minimum tax calculated based on inflation-adjusted net assets (Note 17 - Taxes).

Pursuant to the Venezuelan Statement of Accounting Principles No. 3, “Accounting for Income Taxes” (DPC 3) effective until December 31, 2004, the Company recognized through the deferral method the impact of income taxes originating from temporary differences existing between income tax expense calculated on the basis of net income, determined in accordance with Venezuelan GAAP, and taxable income for the period computed in accordance with current tax legislation. Such tax effect was assigned to future periods in which such temporary differences will be realized.

In March 2005, the VFPA published the Revised Venezuelan Statement of Accounting Principle No. 3, “Accounting for Income Taxes” (DPC 3), effective for periods beginning after December 31, 2004 and requires restatement of all prior periods presented. This statement requires establishment of deferred tax assets and liabilities for the tax consequences of “temporary differences” between financial statement carrying amounts and the tax bases of the Company’s existing assets and liabilities. The deferred tax assets and liabilities are calculated by applying to these temporary differences the statutory tax rates expected to be in effect when they will be realized on the Company’s income tax filings. The main sources of temporary differences are book provisions that are not tax deductible until the event occurs and differences between tax and book fixed assets basis. During the second quarter of 2005, the Company recorded the resulting deferred tax with retroactive recognition and restatement of consolidated financial statements prior to December 31, 2004.

The consolidated financial statements as of September 30, 2004 restated from the amounts previously reported are as follows:

	2004
	As restated	As reported previously
Total assets	7,571,353	7,211,147
Total liabilities	2,586,056	1,559,356
Stockholders’ equity	4,981,219	4,684,299
Income tax	(48,428)	50,540
Net income	371,293	301,375

p)	Employee severance benefits and other benefits

Employee severance benefits are calculated and recorded on an accrual basis in accordance with the Venezuelan Labor Law and the Company’s current collective bargaining agreement.

Under the current Venezuelan Labor Law, employees earn a severance indemnity equal to five days’ salary per month, up to a total of 60 days per year of service, with no retroactive adjustment. Labor-related indemnities are earned once an employee has completed three months of continuous service. Beginning with the second year of service, the employee earns an additional two days’ salary for each year of service (or fraction of a year greater than six months), cumulative up to a maximum of 30 days’ salary. Severance benefits must be calculated and either deposited monthly in an individual trust or a severance fund, or accrued in the employer’s accounting records and bear interest as specified in writing by each employee.

In the event of unjustified or involuntary termination, employees have the right to an additional indemnity payment of one month’s salary per year of service up to a maximum of 150 days of current salary. Furthermore, in the event of involuntary termination, the Venezuelan Labor Law requires payment of an additional severance benefit up to a maximum of 90 days of current salary based on length of employment.

The Company has a workers’ benefit fund designed, among other things, to award employee excellence via the granting of Company shares (Note 14 - Stockholders’ equity - Worker’s benefit fund). This contribution is recognized as an expense when the shares are awarded to the worker and it is determined based on the market value at the date when the shares are granted.

Additionally, the Venezuelan Labor Law requires a mandatory annual profit-sharing distribution to all employees in amounts of up to 120 days of salary.

q)	Pension plan and other post-retirement benefits

The costs of defined benefit pension plan and other post-retirement benefits relating to health care expenses are accrued based on actuarial calculations performed by independent actuaries using real discount rates and salary increases to calculate projected benefit liabilities until December 31, 2004 and nominal rates beginning that date (Note 13 - Retirement benefits). Cumulative actuarial gains and losses in excess of 10% of the greater of projected benefit obligations and market-related value of plan assets are amortized over the expected average remaining future service of currently active employees until December 31, 2004. Beginning on that date, the amortization period is four years, which does not exceed the expected average remaining future service of currently active employees. Actuarial gains or losses may result from differences between assumptions used for their estimates (including inflation rates and asset returns) and actual results (Note 13 - Retirement benefits).

r)	Foreign currency transactions

Foreign currency transactions are recorded at the bolivar exchange rate as of the transaction date. Outstanding balances of foreign currency assets and liabilities are translated into bolivars using the exchange rate at the balance sheet date, which was Bs 2,150/U.S.$1 and Bs 1,920/U.S.$1 as of September 30, 2005 and 2004, respectively (controlled rates, Note 21 - Exchange control and Note 5 - Balances in foreign currency). Any exchange gain or loss from the translation of these balances or transactions is presented as exchange gain (loss), net in the Financing benefit (cost), net shown in the accompanying consolidated statement of operations (Note 15 - Financing benefit (cost), net). The Company does not engage in hedging activities in connection with its foreign currency balances and transactions.

s)	Fair value of financial instruments

Financial instruments are recorded in the balance sheet as part of the assets or liabilities at their corresponding fair market value. The carrying value of cash and cash equivalents, trade accounts receivable and accounts payable approximates their fair values since these instruments have short-term maturities. Since most of CANTV’s and subsidiaries’ loans and other financing obligations are subject to market-variable interest, management believes that their carrying amounts approximate fair value. The Company does not have any financial instruments that qualify as derivatives. The Company recognizes transactions with financial instruments at their transaction date.

t)	Concentration of credit risk

Although cash and cash equivalents, accounts receivable and financial instruments of CANTV and subsidiaries are exposed to a potential credit loss risk, management believes it is not significant. Cash and cash equivalents include short-term financial investments, primarily certificates of deposit and commercial paper, which have maturities of three months or less, in institutions with high creditworthiness. Most of the Company’s accounts receivable are from a diversified group of customers and individually do not represent a significant credit risk. There is a concentration of Government accounts receivables (Note 8 - Accounts receivable from Venezuelan Government entities).

u)	Earnings per share

Earnings per share are based on 776,023,441 and 776,241,046 average common shares outstanding at September 30, 2005 and 2004, respectively. This number of shares excludes treasury shares and workers’ benefit shares. Basic and diluted earnings per share are the same for all the periods presented, since the Company did not have potential dilutive instruments.

v)	Market risk

The carrying amounts of cash and temporary investments, receivables and payables, and short and long-term debt approximate their fair values.

The Company is exposed to market risk, including changes in interest rates and foreign currency exchange rates.

The Company does not have derivative financial instruments in its investment portfolio. The Company limits investment risk by only investing in securities of the most solid companies and institutions. The Company is averse to investment loss and ensures the safety and preservation of its invested funds by limiting default risk, market risk and investment risk; therefore, it only invests in those investments secured or guaranteed by its parent company abroad.

The Company mitigates default risk by investing, as permitted under the exchange regime, in highly liquid short-term financial investments in U.S. dollars, mainly certificates of deposit and commercial paper, which have maturities of three months or less. The Company does not anticipate any material loss with respect to its investment portfolio.

The majority of the Company’s indebtedness is denominated in foreign currencies, primarily in U.S. dollars and Japanese yen, which exposes the Company to market risk associated with changes in exchange and interest rates. The Company’s policy is to manage interest rate risk through the use of a combination of fixed and variable rates. The Company does not hedge against foreign currency exposures, but keeps cash reserves in U.S. dollars to meet financing obligations. Currently, U.S. dollars are not readily available due to the exchange control regime in effect since February 5, 2003 (Note 21 - Exchange control).

w)	Consolidated financial statement reclassifications

Certain amounts from the September 30, 2004 consolidated financial statements have been reclassified for purposes of comparison, mainly as mentioned above in (j) - Revenue recognition.

NOTE 4 - REGULATION:

CANTV’s services and tariffs are regulated by the rules established in the Concession, the Telecommunications Law enacted in 2000 and its Regulations (Note 2 - Company background and concession agreement).

The Telecommunications Law along with its Regulations provide the general legal framework for the regulation of telecommunications services in Venezuela. Under this Law, suppliers of public telecommunications services, such as the Company, must operate under administrative licenses and concessions granted by the Government, which acts through the Ministry of Infrastructure.

CONATEL is an independent regulatory body under the direction of the Ministry of Infrastructure, created by presidential decree in September 1991 (CONATEL Decree), which has, among others, the authority to manage, regulate and control the use of Venezuela’s limited telecommunications services resources, granting of administrative licenses concessions, as well as recommend the approval of tariffs and collection of taxes. CONATEL, together with the Superintendencia para la Promoción de la Libre Competencia (Pro-Competencia)

(Superintendency for the Promotion of Free Competition), is also responsible for the promotion and protection of free competition.

a)	Tax regime

Since 2001, the Telecommunications Law adopted a new tax regime applicable to all telecommunications service operators based on gross revenue. The new tax replaces the former annual tax and concession fee, which was 5.5% for wireline and 10% for wireless services. The new composite tax rate totals 4.8% and is comprised of the following: 2.3% activity tax, 0.5% CONATEL funding tax, up to 0.5% spectrum allocation tax, 1% Universal Service Fund tax and 0.5% Telecommunications Training and Development Fund tax. In addition, cellular service operators became subject to a supplementary tax of up to 4.5% of their gross revenue (excluding interconnection revenue), which decreases by 1% per annum through 2005 when it will be eliminated. This tax is 0.5% for 2005 and was 1.5% for 2004.

b)	Tariffs

On February 22, 2001, pursuant to the Telecommunications Law, CONATEL established maximum tariffs effective March 10, 2001 and a new “price-cap” system under which the maximum tariffs may be adjusted based on a formula tied to the Wholesale Price Index (WPI) and the devaluation rate of the bolivar against the U.S. dollar. This system allows additional adjustments to established tariffs based on deviations of up to 7.5% in excess of or below the projected monthly estimates of those indices. If the accrued excess of the projected index deviates 7.5% above the projections, CONATEL must review official estimates on which the adjustment formula is based. This price-cap system remains effective as of September 30, 2005.

On May 30, 2002, CONATEL published the tariff regime for 2002 in the Official Gazette of Venezuela No. 37,454, pursuant to the new price-cap system, which became effective on June 15, 2002. This agreement sets forth the new scheme for residential telephony plans, which reduced the number of plans from seven to five, including a flat residential tariff and the prepaid tariff. The new plans established by the Company under that scheme are: “Limited Plan”, “Classic Plan” and “Talk More For Less Plan”, which replaced the five previous plans in effect through June 14, 2002. In the case of domestic and international long distance calls, CANTV was authorized to increase domestic and international long distance call services tariffs, which had not changed since June 2000, by a maximum of 19.70% and 12.83%, respectively. The Company granted promotional discounts between 5.84% and 11.40% for these services.

In addition, the May 30, 2002 tariff agreement included two provisions for extraordinary adjustments. The first extraordinary adjustment was for residential, non-residential and public telephony for local and domestic long distance services, establishing the adjustment to the price-cap in September 2002 for any deviations between the projected variables in the agreement and the actual figures published by BCV. The extraordinary adjustment could be up to 4% and only required notification to CONATEL and to the general public through publication in the local press. On September 16, 2002, this extraordinary tariff adjustment became effective at the maximum 4% permitted. The second extraordinary adjustment related to fixed to mobile outgoing calls and international long distance services. This extraordinary adjustment was applicable only if significant deviations in devaluation occurred. On August 31, 2002, an adjustment of fixed to mobile tariffs was approved and published in Official Gazette of Venezuela

No. 37,506 dated August 15, 2002. Price-caps for international long distance services did not require extraordinary adjustments.

On February 13, 2003, as published in the Official Gazette of Venezuela No. 37,631, the Ministry of Production and Commerce and the Ministry of Infrastructure, instituted price controls on the maximum residential tariffs that telecommunications operators may charge as a supplementary measure to the new exchange controls regime. The adoption of the price controls has delayed the approval of the new tariffs applicable to CANTV since 2003.

On April 27, 2003, tariff increases became effective pursuant to the tariff agreement published in the Official Gazette of Venezuela No. 37,669 dated April 10, 2003. Pursuant to the tariff review, during 2003 a regular base increase of 19% came into effect, distributed in three portions in April, July and October for non-residential services and public telephony. Extraordinary adjustments came into effect in July and October 2003 and January 2004 of 2%, 2% and 5%, respectively. CONATEL also approved the application of a “Charge per call established” of Bs 28 (nominal) for non-residential customers.

Beginning August 4, 2004, the fixed to mobile calls price caps for residential, non-residential and public telephony services were adjusted, pursuant to the Official Gazette of Venezuela No. 37,983 published on July 20, 2004. The adjustment for residential and non-residential fixed to mobile tariffs were 7.4% and 6.3% for public telephony.

c)	Competition

Pursuant to the Concession, prior to November 27, 2000, the Company was the sole provider of basic telephone services. During that period, the Ministry of Infrastructure could grant concessions to operate in population centers with 5,000 or fewer inhabitants if CANTV was not providing basic telephone services in such areas and did not contemplate doing so within two years, according to the network expansion and modernization plans established in the Concession.

In December 1996, the Ministry of Infrastructure granted a multi-service concession to Infonet Redes de Información C.A. (Infonet) to provide basic telecommunications services, except domestic and international long distance services, in population centers with 5,000 or fewer inhabitants in eight western states of Venezuela. Additionally, similar concessions were granted in January 1998 to Corporación Digitel, C.A. (Digitel) (Note 22 - Intent of Acquisition of Digitel) and Consorcio ELCA, C.A. (currently Digicel, C.A.) (Digicel) for the central and eastern regions of Venezuela, respectively.

On November 24, 2000, CONATEL issued regulations based on the Telecommunications Law, which established the basic regulatory framework to create an appropriate environment for new participants and allowing effective competition. These regulations rule the sector’s opening, interconnection, administrative authorizations and spectrum concessions.

In November 2000, CONATEL formally started the auction of frequencies for Wireless Local Loop (WLL) services. Thirteen qualified bidders were announced by CONATEL. Five regions were defined and in each region frequency was auctioned in different bands. Telcel, C.A. (Movistar) and Genesis Telecom, C.A. (Genesis) were two of the companies granted a concession. Additionally, CONATEL has granted administrative licenses to offer long distance services to the following companies: Convergence Communications de Venezuela (Convergence), Veninfotel Comunicaciones, C.A. (Veninfotel), Multiphone de Venezuela, C.A. (Multiphone), Telecomunicaciones New Global Telecom, S.A. (New Global Telecom), Totalcom Venezuela, C.A. (Totalcom), Etelix, Movistar, Entel Venezuela (Entel), LD Telecom Comunicaciones, C.A. (LD Telecom), Convergia de Venezuela, S.A. (Convergia), Corporación Telemic, C.A. (Intercable) and Corporación Intercall, C.A. (Intercall), most of which offer the service by means of prepaid cards (Calling Cards).

Current operators maintaining interconnection agreements with the Company are: Movistar, Digicel, Infonet, Digitel, Convergence, Veninfotel, Entel, Multiphone, Totalcom, Etelix, New Global Telecom, LD Telecom, Convergia, Intercable and Intercall. These agreements permit interoperations between CANTV’s basic telecommunications network and local and long distance domestic and international services of these companies.

Effective April 5, 2002, CONATEL initiated a pre-subscription long distance service where wireline service customers can access continually and automatically a previously selected operator’s domestic and international long distance network without the use of the long distance operator’s identification code.

NOTE 5 - BALANCES IN FOREIGN CURRENCY:

The Company has assets and liabilities in U.S. dollars and liabilities in Japanese yen (Note 3 (v) - Summary of significant accounting principles and policies - Market risk) as of September 30 as shown below:

	2005	2004
	(Expressed in millions of U.S. dollars)
Cash and temporary investments	157	121
Accounts receivable, net	31	36
Other assets	11	39
Accounts payable	(201)	(103)
Debt obligations	(42)	(92)

Net (liability) asset position in foreign currency	(44)	1

Effective February 5, 2003, the Venezuelan Government and BCV signed exchange control agreements that immediately established limits to foreign currency transactions (Note 21 - Exchange control).

NOTE 6 - ACCOUNTS RECEIVABLE, NET:

The Company’s accounts receivable, net as of September 30 were comprised of the following:

	2005	2004
Subscribers:
Wireline telecommunications	413,293	429,882
Wireless telecommunications	146,093	66,890
Other telecommunications services	84,245	53,412
International carriers, net	(6,630)	54,452
Phone card and prepaid card distributors	25,660	25,833
Other	49,828	17,208

	712,489	647,677
Less: Provision for uncollectible accounts	(107,770)	(103,869)

	604,719	543,808

Unbilled revenue of Bs 178,157 and Bs 99,421 is included in accounts receivable as of September 30, 2005 and 2004, respectively (Note 3 (j) - Summary of significant accounting principles and policies - Revenue recognition).

NOTE 7 - ACCOUNTS RECEIVABLE FROM VENEZUELAN GOVERNMENT ENTITIES:

The Company’s largest customer is the Venezuelan public sector, including the central Government and its centralized and decentralized entities and agencies at both the state and municipal level (collectively, Government entities). Government entities generated approximately 8% and 7% of the Company’s consolidated revenues for each of the nine months ended September 30, 2005 and 2004.

The following table shows accounts receivable from Government entities as of September 30:

	2005	2004
Years in which originated
2005	154,551	—
2004	75,528	163,417
2003 and prior	37,770	98,012

Total accounts receivable from Venezuelan Government entities	267,849	261,429
Less: Long-term portion	(84,475)	(34,144)

	183,374	227,285

During the nine months ended September 30, changes in accounts receivable from Government entities are shown below:

	2005	2004
Balance at the beginning of the period	246,147	186,949
Billings	299,879	243,655
Collections	(252,645)	(145,251)
Monetary loss	(25,532)	(23,924)

Balance at the end of the period	267,849	261,429

Less: Long-term portion	(84,475)	(34,144)

	183,374	261,429

The amounts that central Government entities may pay for telecommunications services are established in annual budgets, which do not necessarily coincide with actual annual usage. As a result of these budgeting processes and for other macroeconomic reasons, a number of Government entities have not timely paid the Company for telecommunications services received. In addition, as a result of inflation and devaluation, the real value of these balances has substantially decreased, while these accounts cannot bear interest.

Management has taken actions to reduce additional usage and recover prior years’ balances, thereby reducing accrued debt in this connection. In addition, collections are being reinforced and payment agreements are being negotiated with Government entities to reduce payment delays. However, there is no guarantee that the Company will not continue to experience significant delays in the collection of these receivables or that inflation and devaluation will not continue to reduce the value of these assets. These amounts depend of annual budgets for current usage and for payments of extraordinary usage.

During 2003, the Company received payments in the form of a promissory note in U.S. dollars and Venezuelan National Public Debt Bonds in bolivars amounting to Bs 68,470 (Bs 70,191 in nominal amounts), of which Bs 41,592 was applicable to centralized Government entities and the remaining Bs 26,878 to decentralized Government entities. As of September 30, 2005, Bs 57,059 of these bonds has become due, Bs 36,540 has been used to pay certain taxes and the remaining portion was recorded as temporary investments.

During 2004, the Company received payments in the form of Venezuelan National Public Debt Bonds in bolivars amounting to Bs 7,731 (Bs 8,081 in nominal amounts). Of which Bs 5,314 was applicable to centralized Government entities and the remaining Bs 2,417 to decentralized Government entities.

The Company has recorded a provision of Bs. 19,798 for the potential loss in value due to the delay in payments from Government entities, considering an average discount rate of Venezuelan National Public Debt Bonds of 13.75%, included in other current liabilities.

CANTV’s management believes all amounts from Government entities will be collected either in cash or through Venezuelan National Public Debt Bonds and promissory notes issued by the Venezuelan Government.

NOTE 8 - INVENTORIES, SPARE PARTS AND SUPPLIES, NET:

Inventories, spare parts and supplies, net as of September 30 were comprised of the following:

	2005	2004
Network equipment inventories	197,246	154,029
Equipment for sale	218,455	83,534
Prepaid cards	2,868	3,362

	418,569	240,925
Less: Allowance for obsolescence	(74,038)	(49,244)

	344,531	191,681

Sales and inventory equipment for sale balances increased substantially during the period the current exchange control regime has been effective, since the Company has increased its participation as direct importer and distributor of cellular handsets.

NOTE 9 - PROPERTY, PLANT AND EQUIPMENT, NET:

Property, plant and equipment, net as of September 30 were comprised of the following:

	Useful lives (Years)	2005	2004
Plant:
Wireline telecommunications	3 to 32	15,946,147	15,959,230
Wireless telecommunications	2 to 20	1,545,153	1,332,564
Other telecommunications services	5 to 13	59,016	58,888
Buildings and facilities	5 to 25	3,178,469	4,001,556
Furniture and equipment	3 to 7	1,424,647	753,795
Vehicles	3 to 5	110,904	106,556

		22,264,336	22,212,589
Less: Accumulated depreciation		(18,426,640)	(17,956,494)

		3,837,696	4,256,095

Land		96,900	100,548
Construction work in progress		335,852	265,705

		4,270,448	4,622,348

Depreciation expense for the nine months ended September 30, 2005 and 2004 amounted to Bs 767,882 and Bs 727,850, respectively. As of September 30, 2005, fully depreciated assets amounted to Bs. 13,263,438, of which 94% relates to wireline telecommunications (approximately Bs. 12,579,179 as of September 30, 2004).

Labor and overhead costs included under construction work in progress amounted to Bs 21,328 and Bs 13,724 for the nine months ended September 30, 2005 and 2004, respectively.

As of September 30, 2005, construction work in progress mainly includes ongoing projects for the expansion of the new cellular technology network, expansion of the Internet broadband access network, and integration and transformation of the Company’s information systems.

NOTE 10 - OTHER ASSETS:

Other assets as of September 30 were comprised of the following:

	2005	2004
Information systems (software), net of accumulated amortization	377,739	284,086
Investments in equity	339	59,181
Investment in Government obligations	—	28,024
Prepaid taxes	—	4,344
Other	44,225	17,354

	442,303	392,989

Information systems (software) includes the cost of computer systems for internal use, net of accumulated amortization and the cost of satellite usage rights that are amortized over three to seven years based upon the terms of contracts that grant such usage rights. Amortization expense amounted to Bs 66,411 and Bs 96,731, for the nine months ended September 30, 2005 and 2004, respectively. Accumulated amortization amounted to Bs 1,431,809 and Bs 1,000,605 as of September 30, 2005 and 2004, respectively.

As of September 30, 2004, investments in equity represent the Company’s share in the International Satellite Telecommunications Organization (INTELSAT) and in New Skies Satellites N.V. (New Skies) representing 1.12% and 1.44% of their capital stock, respectively. The Company classified these investments as “Available for sale” and the fluctuation in their fair value, including exchange differences, is presented in the statement of changes in stockholders’ equity under Translation and other adjustments.

In July 2004, CANTV’s Board of Directors approved the sale of the investment in New Skies. In November 2004, the effective sale was approved in the amount of U.S.$11,479,355 equivalent to Bs 22,040 (in nominal amounts).

In September 2004, CANTV’s Board of Directors approved the sale of the investment in INTELSAT to Zeus Holdings Ltd. On October 20, 2004, the sale was approved at the annual Regular Stockholders’ Meeting. On January 28, 2005, INTELSAT announced the closing of negotiations with Zeus Holding Ltd. The effective sale was approved for an amount of U.S.$34,978,950 equivalent to Bs. 75,205 (in nominal amounts), which generated a net gain recorded in the Company’s results of Bs. 131,019, including the realization of Bs. 83,129 previously included in Translation and other adjustments in the statement of changes in stockholders’ equity.

INTELSAT was initially an international telecommunications organization integrated by 148 member countries or their designated telecommunications entities. In July 2001 INTELSAT was privatized and converted into a private corporation.

As of September 30, 2004, investments in Government obligations include bonds received from the Venezuelan Government, the most significant one being for Bs 16,141 (Bs 19,411 in nominal amounts) with a variable interest rate, payable quarterly, due on November 18, 2005. As of September 30, 2005, bonds received from the Government are recorded as temporary investments based on due dates lower than three months. During 2004, management changed their classification from “Investments held to maturity” to “Investments available for sale”, and the variations in the fair value of these investments are shown in the statement of changes in stockholders’ equity under Translation and other adjustments until their effective sale.

NOTE 11 - DEBT OBLIGATIONS:

Debt obligations as of September 30 were comprised of the following:

	2005	2004
Bank loans in Japanese yen at a fixed annual rate of 5.8% at September 30, 2005 and 2004, maturing in 2009	71,951	97,812
IFC loans in U.S. dollars at variable interest rates:
a. Six-month LIBOR plus a financial margin of 3% (averaging 4.18% at September 30, 2004), maturing through 2005	—	55,662
b. Six-month LIBOR plus a financial margin of 2% (averaging 4.89% and 3.11% at September 30, 2005 and 2004, respectively), maturing through 2007	18,813	29,222
c. Six-month LIBOR plus a financial margin of 1.75% (averaging 2.86% at September 30, 2004), maturing through 2005	—	22,265
Promissory notes in bolivars, at a fixed annual rate of 23.5%, maturing through 2005	—	26,796
Bank loans in bolivars at fixed and variable annual rates of 13.38% and 22.33% at September 30, 2005 and 2004, respectively, maturing through 2010, partially guaranteed by a first mortgage on real property of the Company up to Bs 10,500	5,480	15,022
Commercial paper issued at discount at an annual rate between 12% and 12.625%, maturing through January 2006	10,855	—
Other	128	147

Total debt obligations	107,227	246,926
Less: Current portion	(41,538)	(150,678)

Total long-term debt	65,689	96,248

In February 1997, the Company prepaid the outstanding debt balance under the refinancing agreement and Bs 48,240 of debt to suppliers with the proceeds from the sale of two Guaranteed Notes for U.S.$100 million each, maturing in 2002 and 2004, respectively. These notes were issued by CANTV Finance, a wholly-owned subsidiary of the Company. The Guaranteed Notes are unconditionally and irrevocably guaranteed by CANTV for the payment of principal and interest. In January 2004 and February 2002, the Company made payments of U.S.$100 million in respect of such Guaranteed Notes.

In February 1990, the Company acquired a loan with the Japan Bank for International Cooperation (formerly The Export - Import Bank of Japan) for ¥16,228 million, which was used for technological changes in the transmission and urban connection network. This loan is being repaid semi-annually and as of September 30, 2005, the outstanding balance is ¥3,787 million.

On June 7, 1996, the Company entered into an agreement with International Finance Corporation (IFC). Pursuant to this agreement, the Company assumed loan commitments amounting to approximately U.S.$261 million, of which U.S.$175 million was received on that date. Of this amount, U.S.$75 million was used in the Company’s modernization and expansion program stipulated in the Concession and for other capital expenditures. The remaining U.S.$100 million represents the conversion into longer-term debt of outstanding debt under the refinancing agreement with creditor banks.

In March 1998, the Company repaid U.S.$150 million of this loan with the proceeds from the sale of variable-interest-rate notes issued by CANTV Finance, which are unconditionally and irrevocably guaranteed as to payment of principal and interest by CANTV. The IFC loan balance of U.S.$25 million was repaid in a single installment in September 2005. This loan bears interest at LIBOR plus a financial margin and an additional amount of up to 3%, based on the Company’s annual net income expressed in U.S. dollars, payable semi-annually. Pursuant to the agreement with IFC, the Company may pay dividends only if it is current with its semi-annual payments. In addition, the Company is required to meet certain financial ratios, including a long-term debt-to-equity ratio, a liquidity ratio and a fixed-charge coverage ratio, as defined by the agreement. The Company has complied with these covenants as of September 30, 2005.

In 1997 Movilnet, signed an agreement with the IFC for two loans totaling U.S.$95 million, which were drawn down during 1998. These loans were used for expansion and modernization of the cellular network. As of September 30, 2005, the balance of this debt is U.S.$8.6 million.

In September 2000, the Company issued at a discount promissory notes in bolivars amounting to Bs 28,000, which mature in five years. The promissory notes were placed at a 44% discount and a fixed annual interest rate of 23.5%. Additionally, in September and December 2000, two loan agreements were signed with local banks for Bs 7,000 each, with maturities between five and ten years.

At a Stockholders’ Meeting held on March 31, 2004, the issuance of commercial paper for an amount up to U.S.$100 million or the equivalent in bolivars was approved. On September 30, 2004, Comisión Nacional de Valores (CNV) (the Venezuelan National Securities Commission) approved the first issue of commercial paper for up to Bs 80,000. As of September 30, 2005, six series have been issued for a total of Bs 80,000 in respect of the first issue, all of which were placed in the market at a discount at an annual interest rate between 12.50% and 12.59%, maturing in June and July 2005. In June 2005, the first three series of the first issue of commercial paper were paid for Bs. 46,000 that were due on that date. In July 2005, the fourth, fifth and sixth series of the first issue of commercial paper of 2004 were paid for Bs. 34,000 that were due on that date.

On December 22, 2004, the CNV approved the second issue of commercial paper for up to Bs 112,000. According to the Venezuelan Capital Markets Law, the Company is required to issue at least 10% of the approved maximum amount within 90 days following approval by CNV. As of September 30, 2005, three series had been issued for a total of Bs 33,600 (Bs 11,200 each) in respect of the second issue, which have been placed in the market at a discount at an annual interest rate between 12% and 12.625%, maturing between August 2005 and January 2006. In August 2005, Bs 11,200 of the third series of the second issue of commercial paper became due and was repaid. In September 2005, Bs 11,200 of the first series of the second issue of commercial paper became due and was repaid.

At a Stockholders’ Meeting held on March 31, 2005, the issuance of commercial paper for an amount up to U.S.$150 million or the equivalent in bolivars was approved. Additionally, an issuance of obligations for an amount up to U.S.$150 or the equivalent in bolivars was approved with a maximum maturity of six years. As of September 30, 2005 these commercial paper and obligations have not been issued.

As of September 30, 2005, estimated debt payments are: Bs 412 in 2005, Bs 41,468 in 2006, Bs 30,767 in 2007, Bs 21,553 in 2008 and Bs 13,027 thereafter, as translated into bolivars at the exchange rate at this date.

NOTE 12 - OTHER CURRENT LIABILITIES:

Other current liabilities as of September 30 were comprised of the following:

	2005	2004
Concession tax	64,817	64,533
Subscriber rights	79,563	84,606
Accrued liabilities	99,575	109,634
Income, value added and other taxes (Note 17 - Taxes)	44,876	48,787
Interest payable	1,135	1,564
Technical and administrative services of stockholders’ affiliates	12,672	7,868
Other	(3,434)	15,225

	299,204	332,217

Subscriber rights represent reimbursable payment from wireline subscribers when services are activated.

NOTE 13 - RETIREMENT BENEFITS:

Pension plan

The Company sponsors a defined benefit pension plan for its employees. The benefits to be paid under the plan are based on the employees’ years of service and final salary. As of September 30, 2005 and 2004, the Company has a trust fund related to this plan amounting to Bs 696,324 (includes U.S.$276.3 million) and Bs 649,883 (includes U.S.$242.8 million), respectively, to cover plan benefits for eligible employees.

Assumptions used to calculate the projected benefit obligations are shown below:

	2005	2004
Discount rate	6.62%	7.00%
Expected return on plan assets	7.00%	6.00%
Compensation increase rate	1.96%	2.00%

These assumptions represent estimates of actual interest and compensation increase rates, to which the estimated inflation rate is added to convert them into nominal rates.

Post-retirement benefits other than pensions

The Company records medical expenses related to accrued post-retirement benefits other than pensions, based on actuarial calculations.

Assumptions used to calculate post-retirement benefit obligations are shown below:

	2005	2004
Discount rate	6.61%	7.00%
Projected medical cost	1.96%	2.00%

These assumptions represent estimates of actual interest and compensation increase rates, to which the estimated inflation rate is added to convert them into nominal rates.

By the end of 2004, the Company had completed the review of the actuarial assumptions in light of the changing economic and business environment in Venezuela. The discount rate was set at 7% decreasing in the long term to 5%, equivalent to an effective rate of 6.62% for the pension plan and 6.61% for post-retirement benefits; compensation rate increase at 2% and decreasing in the long term to 1%, equivalent to an effective rate of 1.96%; employee turnover rate changed from 10% in accordance with years-of-service scales and the expected return on plan assets from 6% to 7%.

Protection plan

The Company has a pension benefit plan denominated Special Protection Plan for Eligible Retirees (Protection plan) which includes a supplementary monthly payment to normal benefit payments for the pension plan for retirees and survivors as of August 15, 1995, who receive a monthly pension equivalent to or below Bs 30,000 (in nominal amounts), as well as those retirees who are over sixty years old with pension payments between Bs 30,001 (in nominal amounts) and Bs 70,000 (in nominal amounts). Plan payments are made in accordance with the years of retirement of each beneficiary. Additionally, each retired employee can receive a one-time annual bonus of Bs 145,000 (in nominal amounts) at the Company’s discretion. As of September 30, 2005 and 2004, the Company has a trust fund for this plan on behalf of employees of Bs 26,984 (includes U.S.$4.1 million) and Bs 21,549 (includes U.S.$3.9 million), respectively. The Company has no obligation to increase this plan.

Temporary support and solidarity program

In August 2004, the Company decided to create a new program for those pensioners and retirees who for some reason are not beneficiaries of the pension established by the Instituto Venezolano del Seguro Social (IVSS) (Venezuelan Institute of Social Security), with the purpose of mitigating the impact of inflation on former employees’ income. This program allows for the adjustment of their monthly income through the payment of a bonus, the benefit of which will cease upon the death of the beneficiary, once a pension is obtained from IVSS or from any other source. This program will benefit pensionees and retirees older than 49 years and six months. This program is a benefit provided voluntarily by CANTV. As of September 30, 2005, the Company has a liability related to this program of Bs 6,862.

NOTE 14 - STOCKHOLDERS’ EQUITY:

Dividends

The Venezuelan Code of Commerce, Capital Markets Law and the Rules issued by the CNV regulate the Company’s ability to pay dividends. In addition, some of the Company’s debt agreements contain certain restrictions limiting the Company’s ability to pay cash dividends (Note 11 - Debt obligations). The Venezuelan Code of Commerce establishes that dividends shall be paid solely out of “liquid and collected earnings.” The Capital Markets Law stipulates that the Company must distribute annually no less than 50% of its net annual income to its stockholders, after income tax and legal reserve deductions. Likewise, the Capital Markets Law establishes that at least one half of this 50% shall be distributed in cash. However, if the Company has accumulated losses, net income shall be used to offset such deficit.

According to CNV Rules, unconsolidated net income adjusted for inflation, excluding the equity participation in subsidiaries, is the basis for dividend distribution.

The Capital Markets Law establishes that dividends must be declared in a Stockholders’ Meeting at which the stockholders determine the amount, form and frequency of dividend payments. Furthermore, under CNV regulations, companies’ by-laws must state their dividend policies.

Beginning in 2002, the Company established guidelines for the annual dividend distribution. These guidelines call for the distribution to stockholders of 50% of the annual free cash flow, which is defined as cash flows provided by operating activities, less cash flows used in investment activities, based on the audited financial statements, net of debt and interest payments scheduled for the following year. In accordance with current Venezuelan legislation, annual payment of dividends will be made in bolivars in quarterly installments following recommendations by the Board of Directors and approval by the annual Stockholders’ Meeting.

On March 31, 2005, a Regular Stockholders’ Meeting declared a dividend of Bs 505 per share to be paid on April 27, 2005 to stockholders of record at April 20, 2005.

On December 7, 2004, a Special Stockholders’ Meeting declared a dividend of Bs 120 per share to be paid on December 22, 2004 to stockholders of record at December 15, 2004.

On March 31, 2004, a Regular Stockholders’ Meeting declared a cash dividend of Bs 550 per share to be paid on April 16, 2004 to stockholders of record at April 12, 2004.

Capital stock

Company capital stock is represented by 787,140,849 shares with a nominal value of Bs 36.9 each at September 30, 2005, as shown below:

		Number of shares (in thousands)
Stockholders	Class	2005	2004
Verizon Communications, Inc. (GTE Venholdings B.V.)	A	196,401	196,401
Telefónica Venezuela Holding B.V.	A	54,407	54,407
Banco Mercantil	A	367	367
Inversiones TIDE, S.A.	A	3	3
Banco de Desarrollo Económico y Social de Venezuela (BANDES)	B	51,900	51,900
Workers’ trusts and employees	C	42,121	46,987
Verizon Communications, Inc. (GTE Venholdings B.V.)	D	28,009	28,009
Public stockholders	D	402,816	398,167

		776,024	776,241
Workers’ benefit fund	C	11,117	10,900

		787,141	787,141

Class “A” shares may only be held by former members of VenWorld Telecom, C.A. (VenWorld), the consortium that acquired 40% of CANTV’s shares in 1991. On February 1, 2002, at a Special Stockholders’ Meeting of VenWorld, the liquidation of the Consortium was approved and shares were converted into CANTV Class “A” shares. Any Class “A” shares transferred to any entity, not a wholly-owned subsidiary of former members of VenWorld, would be automatically converted into an equal number of Class “D” shares.

Class “B” shares may only be held by the Venezuelan Government. The transfer of Class “B” shares to any non-public individual or entity will cause these shares to be automatically converted to Class “D” shares, except if they are transferred to CANTV employees or retirees, in which case the shares will be converted to Class “C” shares. Until January 1, 2001, Class “B” stockholders had the right to elect two members of the Company’s Board of Directors. Thereafter, they may elect only one member together with all other stockholders. A majority of Class “B” share holders is required to approve a number of corporate actions, including by-law amendments.

Class “C” shares may be held only by employees, retirees, former employees, heirs and spouses of employees or retirees of CANTV and its subsidiaries, as well as workers’ companies and benefit plans. Any Class “C” shares transferred to any other individual or entity different from the aforementioned will be automatically converted to Class “D” shares. Holders of Class “C” shares have the right, voting as a separate class, to elect two members of the Board of Directors, if such Class “C” shares represent at least 8% of CANTV’s capital stock, and the right to elect one member, if such shares represent at least 3% of CANTV’s capital stock.

Class “D” shares are comprised of the conversion of Class “A”, “B” and “C” shares as described above or of capital increases. There are no restrictions on the ownership or transfer of Class “D” shares. In accordance with CANTV’s by-laws, holders of Class “D” shares will have the right to elect, in conjunction with other stockholders voting as a single class, any members of the Board of Directors not elected by Class “B” and “C” stockholders.

In November 1996, the Government sold in public offering 348.1 million shares representing 34.8% of CANTV’s capital stock. Class “D” shares are traded on the Caracas Stock Exchange, and are also traded on the New York Stock Exchange in the form of American Depository Shares (ADS), each representing seven Class “D” shares.

Repurchase programs

On October 24, 2001, a Special Stockholders’ Meeting approved a share repurchase program to acquire up to 138,905,608 shares or 15% of the Company’s capital stock at U.S.$30 per ADS, equivalent to U.S.$4.29 per share. The program began on October 25, 2001 and ended on November 23, 2001. Upon completion of the repurchase program, a total of 138,896,536 shares had been repurchased and converted into treasury shares. On December 2, 2003, a Special Stockholders’ Meeting approved the reduction of capital stock by canceling these shares. Legal formalities required for this reduction were completed during the first quarter of 2004.

Workers’ Benefit Fund

In 1993, the Company set up a trust fund known as the “Benefit Fund” with the purpose of acquiring Class “C” shares up to 1% of CANTV’s capital stock as of December 2, 1991, to be distributed to its workers in accordance with benefit plans promoted by the Company, one of which is the “Excellence Award.” This contribution is recognized as an expense to the extent that the workers earn stock awards. On October 24, 2001, a Special Stockholders’ Meeting approved the increase of this fund via the internal purchase of Class “C” shares of up to 2% of the Company’s capital stock as of December 2, 1991. As of September 30, 2005, the trust maintains 11,117,408 shares presented in a separate account as a reduction in the consolidated statement of changes in stockholders’ equity.

Trust fund assets are consolidated as part of the Company’s consolidated balance sheet and these Class “C” shares are presented as a reduction of stockholders’ equity.

Legal reserve

The Company and its subsidiaries are required, under the Venezuelan Code of Commerce and corporate by-laws, to transfer at least 5% of each year’s net income to a legal reserve in stockholders’ equity until such reserve equals at least 10% of capital stock.

In 2004, the Company released against retained earnings Bs 76,874 from the legal reserve in respect of an excess maintained over and above 10% of capital stock adjusted for inflation as of December 31, 2004. This excess is in respect of the portion of legal reserve which corresponded to the capital stock reductions which was not released at the time those reductions occurred.

NOTE 15 - FINANCING BENEFIT (COST), NET:

Financing benefit (cost), net for the nine months ended September 30 is shown below:

	2005	2004
Interest income	64,217	45,195
Interest expense	(22,149)	(16,529)
Exchange gain (loss), net	29,643	387
Monetary result for the period (Note 16)	50,443	(47,190)

Financing benefit (cost), net	122,154	(18,137)

Exchange gain (loss), net reflects the effect resulting from adjusting into bolivars temporary investments and debt in foreign currencies, mainly U.S. dollars and Japanese yen, at the exchange rates as of September 30, 2005 and 2004 (Note 5 - Balances in foreign currency). In addition, exchange gain (loss), net at September 30, 2005 includes Bs 42,557 from the translation adjustment recorded in stockholders’ equity in respect of the sale of INTELSAT (Note 10 - Other assets).

Effective February 12, 2002, the Government decreed free currency fluctuation, which effectively ended the band system. From that date, the exchange rate used for purchases and sales of currencies was fixed based on free market fluctuation resulting from supply and demand. The BCV purchased and sold foreign currency in the market through an auction system with foreign exchange market operators. A significant devaluation of the bolivar took place during the initial business days of the free foreign currency fluctuation system. Effective January 21, 2003, the Venezuelan Government and BCV suspended the trading of foreign currency in the country and established the current exchange control regime (Note 21 - Exchange control).

The devaluation of the bolivar against the U.S. dollar was 12% and 20% for the nine months ended September 30, 2005 and 2004, respectively.

Monetary result reflects the gain or loss from holding net monetary assets or liabilities during an inflationary period; inflation for the nine months ended September 30, 2005 and 2004 was 12% and 15%, respectively.

NOTE 16 - MONETARY POSITION:

For the nine months ended September 30 gain (loss) from exposure to inflation is shown below:

	2005	2004
Net monetary asset (liability) position at the beginning of the period	(515,271)	398,830
Income and expense, other than depreciation and amortization and other expenses generated by non-monetary assets and liabilities	1,323,685	716,495
Additions to non-monetary assets and liabilities	(1,451,184)	(15,773)
Pension plan and post-retirement benefits payments	—	(79,284)
Dividends declared	(423,326)	(533,674)
Exchange gain (loss), net	29,643	387

Estimated net monetary (liability) asset position at the end of the period	(1,036,453)	486,981

Net monetary (liability) asset position at the end of the period	(986,010)	439,791

Monetary result for the period	50,443	(47,190)

NOTE 17 - TAXES:

Income tax

According with current legislation, CANTV and its subsidiaries must individually pay income tax computed under the historic cost convention, plus or minus the inflation adjustment of non-monetary assets and liabilities and of initial stockholders’ equity. This tax inflation adjustment differs from the book inflation adjustment, which is not taken into account for tax purposes.

The main reconciling items between the financial and tax result relate to the effect of the regular tax inflation adjustment, the provision for uncollectible accounts, pension plan and provisions for legal and tax contingencies.

The Income Tax Law authorizes a tax credit for new investments in property, plant and equipment until December 31, 2004. Any portion of the credit not used in the year it arises may be carried forward for three years. As of September 30, 2005, CANTV does not have any carry-forward tax credits. However, its subsidiary CANTV.Net has the following investment tax credit carry-forwards available:

	Origin	Bs	Carried forward until
CANTV.Net	2002	726	2005
	2003	397	2006
	2004	307	2007

		1,430

The Income Tax Law also allows tax losses to be carried forward and recovered over three years from the year they were incurred and over one year for tax losses from tax inflation adjustments.

On December 28, 2001, Law No. 71 containing the Income Tax Law Amendment was published in Official Gazette of Venezuela No. 5,566. The following are the most significant changes:

a.	Imputation of foreign losses with domestic income or losses will not be admitted.

b.	Dividend tax regulations establish that the book income to be taken into account is that approved by the Stockholders’ Meeting based on the consolidated financial statements prepared in conformity with Venezuelan GAAP.

c.	The implementation of a 1% tax advance in the event that share dividends are paid. This tax advance will be computed based on the total value of the dividend declared.

d.	Elimination of the expense rejection rule for payments where income tax withholding agents do not abide by formal duties established in the special tax withholding regime.

e.	Certain standards were modified and others included in the tax inflation adjustment regime.

On September 24, 2003, Decree No. 2,507 of the Income Tax Law Regulations was published in the Official Gazette of Venezuela No. 5,662, superseding Decree No. 2,940 dated May 13, 1993. These regulations are based on the current Income Tax Law.

Business assets tax (BAT)

Business assets tax was enacted as a complementary tax to Venezuelan income tax and is calculated on the simple average tax base of the taxpayer’s tangible and intangible assets located in Venezuela and used in the production of income derived from commercial or industrial activities. The tax rate applicable to the tax base is 1% a year, which is reduced in proportion to the percentage of export sales to total sales. The Business Asset Tax Law allows any business asset tax paid as an income tax credit to be carried forward for the following three years.

As of September 30, 2005, CANTV does not have any carry-forward tax credits. However, its subsidiary CANTV.Net has tax credits amounting to Bs 946 (in nominal amounts), of which Bs 357 may be used until 2005 and BAT credits generated in 2004 amounting to Bs 588 may be used until 2007.

On August 17, 2004, the Law repealing this tax was published in Official Gazette of Venezuela No. 38,002, effective beginning September 1, 2004.

Value added tax (VAT)

In May 1999, the Venezuelan Government enacted by decree the Value Added Tax Law. This tax is based on a tax credit system and applies to the different stages of production and sales. It is payable based on the value added at each of these stages. The VAT rate is set annually through the Venezuelan Budget Law and as of September 30, 2005 the applicable rate is 15% (16% from

December 2003 until August 2004). This Law also introduced, effective September 2002, an additional 10% tax on defined luxury goods and services.

Bank debit tax

In March 2002 the Venezuelan Government enacted by decree the Bank Debit Tax Law. This tax is levied upon debits or withdrawals made from current and savings accounts, custody deposits, or any other type of demand deposit, liquid asset funds, trust funds and other financial market funds or financial instruments transacted by individuals or corporations with Venezuelan banks and financial institutions for transactions in excess of 32 tax units per month (equivalent to Bs 790,400 in nominal amounts). Beginning December 16, 2004, this amount changed to 40 tax units (equivalent to Bs 988,000 in nominal amounts). The applicable tax rate was 0.75% until December 31, 2003 (1% until June 2003) and changed to 0.5% from January 1, 2004 until September 30, 2005. During the nine months ended September 30, 2005 and 2004, the Company incurred bank debit tax expense of Bs 14,753 and 15,232, respectively.

NOTE 18 - TRANSACTIONS WITH RELATED PARTIES:

In the normal course of business and as limited by applicable refinancing agreements, the Company enters into transactions with certain of its stockholders and their respective affiliates. In addition, the Government has significant influence over the Company’s tariffs, regulations, labor contracts and other matters involving the Company. The Government is also the largest customer of the Company (Note 7 - Accounts receivable from Venezuelan Government entities).

Transactions with stockholders’ affiliates include purchases of inventories, supplies, plant and equipment, technical and administrative assistance and net revenue (expense) related to settlement of international telephone traffic with these affiliates of Verizon Communications Inc (Verizon). Balances of these transactions for the nine months ended September 30 are shown below:

	2005	2004
Purchase of inventories, supplies, plant and equipment of stockholders’ affiliates	64,388	56,796

Technical and administrative assistance expenses	13,285	12,377

Net expense related to the settlement of international telephone traffic with affiliates	1,290	(1,952)

Transactions for technical and administrative assistance are in respect of consulting services, development of technologies, strategic planning and analysis, training and personnel services, among others.

As of September 30, 2005 and 2004, the Company has interest-free accounts payable to Verizon of Bs 64,224 and Bs 39,087, respectively.

NOTE 19 - COMMITMENTS AND CONTINGENCIES:

The Company has the following commitments and contingencies:

a)	Capital expenditures

The Company’s payment commitments as of September 30, 2005 in respect of capital expenditures amount to approximately U.S.$138 million.

b)	Operating leases

The Company leases equipment and real property under operating leases for periods of one year or less. Lease agreements generally include automatic extension clauses for equal terms, unless written termination notification is provided. Lease commitments for real property and equipment are approximately Bs 7,779 for 2005.

c)	Litigation

The Company is involved in a number of legal and administrative proceedings which are presented below:

In May 2000 and December 1999, the Servicio Nacional Integrado de Administración Aduanera y Tributaria (SENIAT) (the National Integrated Service of Customs and Taxes) notified CANTV and Movilnet of additional tax assessments amounting to Bs 271,179 and Bs 26,954, respectively, in nominal amounts, mainly related to the rejection of investment tax credits used for fiscal years ended December 31, 1994, 1995, 1996 and 1997. SENIAT objected to these credits claiming that telecommunications activities do not qualify as industrial activities. These assessments were appealed before the Sixth Court of Appeals on Litigious Matters and, in the opinion of management and its legal counsel, there is a high probability of a ruling in favor of CANTV and Movilnet. It is important to point out that in 1999 this Court ruled in favor of another telecommunications company. However, that decision was appealed by SENIAT and a final ruling is pending.

In June 2002, Caveguías was subject to a similar additional tax assessment by SENIAT of approximately Bs 44,312, expressed in nominal amounts. These assessments were in respect of income tax returns for the years ended December 31, 1996, 1997, 1998 and 1999. SENIAT objected to the deferral of revenue in respect of the sale of advertising space. The Company appealed these assessments before the Eighth Court of Appeals on Litigious Matters. In the opinion of management and its legal counsel, there is a high probability of a favorable decision, and, accordingly, no accrual or provision has been recorded.

During February 2004, CANTV Telecommunication Centers were subject to additional tax assessments by the tax authorities in two states of the central region of Venezuela. As a result of this assessment, 37 centers received sanctions including fines and were closed for 48 and 72 hours as a result of their non-compliance with certain value added tax matters. Some of the sanctions were effective at that moment while others are currently being appealed. There is a risk for CANTV that Telecommunication Centers could request CANTV assume some responsibility as business allies. Damages might be attributable to both CANTV and the Telecommunication Centers as co-participants. The portion to be assigned to each party is currently being determined. As of September 30, 2005 CANTV has set aside a provision for this contingent liability. Based on the opinion of legal counsel handling these proceedings, Company management believes that the provision is reasonable to cover this contingent liability.

In December 2004, CONATEL notified CANTV of inspection reports resulting from their review of tax payments called for by the Telecommunications Law, made by CANTV in 2000 and Movilnet and CANTV.Net for 2000 to 2003. The main concepts objected to by CONATEL in determining the tax base for computation of this tax are the deduction of uncollectible write-offs and discounts granted to customers. In addition, CONATEL objected to Movilnet’s exclusion of net interconnection revenue from the tax base for the Special Telecommunications Tax of Wireless Services. If these inspection reports turn into tax assessments, the total additional tax charged would be Bs 4,689 for CANTV, Bs 36,564 for Movilnet and Bs 381 for CANTV.Net. The issuance of the final resolution by CONATEL in respect of the Administrative Summary is currently being awaited to assess filing the respective appeals. Based on the opinion of external legal counsel, the Company has not set aside a provision in respect of these inspection reports.

In September 2004, the Social Chamber of the Supreme Court ruled against a lawsuit in connection with pension payments filed against CANTV by the Federación Nacional de Jubilados y Pensionados de Teléfonos de Venezuela (FETRAJUPTEL) (the Venezuelan National Telephone Federation of Retirees and Pensioners). Later, in January 2005, the Constitutional Chamber of the Supreme Court declared admissible an appeal filed by Asociación de Jubilados y Pensionados de Teléfonos de Venezuela (AJUPTEL-Caracas) (the Venezuelan National Telephone Association of Retirees and Pensioners) against the aforementioned decision of September 2004 and, consequently, the Constitutional Chamber declared the decision annulled and submitted the case to the Social Chamber for a new ruling. The Constitutional Chamber’s decision issued in January 2005 also indicates that if retiree pensions are lower than the minimum urban wage, they should be adjusted to the minimum wage. CANTV’s management, based on the opinion of its external legal counsel, considers that certain matters subject to review will again be ruled in favor of CANTV, and for the remaining matters the Company has estimated the additional contingent liability. In accordance with applicable accounting principles, this contingency is considered probable and, therefore, a contingent liability, was recorded in the consolidated financial statements as a provision for contingencies as of December 31, 2004. On July 26, 2005, the Social Chamber of the Supreme Court declared admissible the lawsuit filed by FETRAJUPTEL regarding pension adjustments. This decision requires CANTV to index the pensions of all its retirees. On October 14, 2005, the Social Chamber of the Supreme Court of Venezuela released a decision concerning their July 26, 2005 ruling regarding the adjustment of pensions of retirees of CANTV. In its new decision, the Social Chamber declined to consider CANTV’s request for clarification of the Social Chamber’s July ruling on the adjustment of CANTV’s pension obligations to its retirees. The case now goes to a lower court for execution of the Social Chamber’s decision. CANTV will defend its interpretation of the decision and pursue its legal rights. As a result of additional analysis, CANTV increased its provision for pension contingency to Bs 714,900 to reflect estimated additional pension liability based on CANTV’s interpretation of the decision that requires that pensions be adjusted to minimum wage after December 1999.

In addition, an important number of labor-related lawsuits and claims have been made against CANTV for approximately Bs. 171,862, in nominal amounts, most of which are related to special retirement initiatives, employee severance benefits and other benefits related to early retirement.

These lawsuits are currently pending and, as of the date of these financial statements, their final outcome is not predictable. CANTV has settled a number of these cases through mediation and negotiation with the parties involved, and is currently in the process of resolving claims and lawsuits filed by former employees.

Based on the opinion of legal counsel handling these proceedings, Company management believes that most of these cases and other will be resolved in the Company’s favor and that total provision set aside of Bs. 120,981, is reasonable as of September 30, 2005 to cover these contingent risks.

d)	Concession mandates

Plant modernization is not currently required under the concessions.

The Regulations for Basic Telephony Services require basic telephony service operators to install and maintain public telephone equipment equivalent to 3% of their subscriber base. As of September 30, 2005, the Company has complied with the obligations established in these regulations.

The guidelines for the market opening in Venezuela (Note 4 - Regulation) included certain quality service standards that incorporate minimum and maximum targets. These targets were CONATEL’s basis to issue the Administrative Ruling on Quality Service applicable to all basic telecommunication services operators. This Administrative Ruling was published in the Official Gazette of Venezuela No. 37,968 on June 28, 2004, and established a period of 120 days for the operators to adapt their systems and measuring mechanisms, after which time operators have an adaptation period of up to three quarters to reach minimum and maximum targets established in this Administrative Ruling. Through the Administrative Ruling No. 530, published on December 13, 2004, CONATEL granted an extension until December 31, 2004 for operators to adapt their measurement systems and mechanisms.

NOTE 20 - SEGMENT REPORTING:

The identifiable segments are strategic business units offering different products and services in the telecommunications industry and related services. These segments are managed separately since each business requires different technology and marketing strategies. The Company manages its operations mainly in two business segments: wireline and wireless services. The wireline services segment provides local, domestic and international long distance services and other telecommunications-related services. The wireless services segment provides nationwide cellular mobile services. Substantially all of the Company’s businesses are conducted in Venezuela.

Segment results for nine months ended September 30, 2005 and 2004, and assets as of September 30, 2005 and 2004, are shown below:

	2005	2004
Wireline services:
Operating revenues -
Local services	718,927	811,235
Domestic long distance	232,573	249,667

Local and domestic long distance	951,500	1,060,902

International long distance	88,666	94,244
Net settlements	177	(3,863)

Total international long distance	88,843	90,381

Fixed to mobile outgoing calls	582,773	537,219
Interconnection incoming	93,992	94,043
Other services	846,675	798,161

Total operating revenue	2,563,783	2,580,706

Intersegment operating revenue	(337,157)	(361,664)

Operating (loss) income	(576,879)	124,426

Depreciation and amortization	532,802	692,522

Capital expenditures, net	234,923	233,551

Assets at the end of the period	7,109,599	7,581,136

Wireless services:
Operating revenues -
Access	90,851	66,379
Airtime	555,911	444,701
Interconnection	428,930	325,124
Special services	281,196	215,507
Equipment sales	250,556	128,055
Other	62,023	48,580

Total operating income	1,669,467	1,228,346

Intersegment income	(303,699)	(235,631)

Operating income	110,315	217,297

Depreciation and amortization	294,014	119,585

Capital expenditures, net	360,192	143,056

Assets at the end of the period	2,620,836	2,482,403

The reconciliation of segment operating revenues, operating income and assets to the consolidated financial statements as of September 30 are shown below:

Reconciliation of operating revenues:

	2005	2004
Reported segments	4,233,250	3,809,052
Other telecommunications-related services	198,654	174,751
Elimination of intersegment operating revenues	(690,176)	(663,390)

Total operating revenues	3,741,728	3,320,413

Reconciliation of operating (loss) income:

	2005	2004
Reported segments	(466,564)	341,723
Other telecommunications-related services	34,066	7,900
Elimination of intersegment operating income	(4,003)	2,308

Total operating (loss) income	(436,501)	351,931

Reconciliation of assets:

	2005	2004
Reported segments	9,730,435	10,063,539
Elimination of assets	(2,624,119)	(2,855,857)
Other telecommunications-related services	400,417	363,671

Assets at the end of the period	7,506,733	7,571,353

NOTE 21 - EXCHANGE CONTROL:

By means of an agreement between the Venezuelan Government and BCV, published in the Official Gazette of Venezuela No. 37,614 of January 21, 2003, the trading of foreign currencies in the country was suspended for five business days. This agreement was then extended for five additional business days as reported in the Official Gazette of Venezuela No. 37,618 of January 27, 2003.

On February 5, 2003, Exchange Agreements No. 1 and 2 were published in the Official Gazette of Venezuela No. 37,625 and, on February 7, 2003, Exchange Agreement No. 3 was published in the Official Gazette of Venezuela No. 37,627 (collectively, the Exchange Agreements). The Exchange Agreements set out the rules for the Foreign Currency Administration Regime and established the exchange rate applicable for transactions set forth in the Exchange Agreements. The Exchange Agreements, among other things, establish the following conditions:

a)	BCV will centralize the purchase and sale of currencies in the country under the terms agreed upon;

b)	The Comisión de Administración de Divisas (CADIVI) (the Commission for the Administration of Foreign Currency) will coordinate, manage, control and establish the requirements, procedures and restrictions for the execution of the Exchange Agreements;

c)	The applicable exchange rates subsequent to the Exchange Agreements’ effective dates were Bs 1,596/U.S.$1 for purchase and Bs 1,600/U.S.$1 for sale; and,

d)	The purchase and sale in local currency of Venezuelan Government securities issued in foreign currency would be discontinued until the BCV and the Venezuelan Government establish regulations for these transactions.

Additionally, the Venezuelan Government issued Decree No. 2,302 on February 5, 2003, subsequently amended by Decree No. 2,330 of March 6, 2003, that established the functions of CADIVI as well as the Rules for Administration and Control of Foreign Currencies. As provided by this Decree, the President of the Republic, in the Council of Ministers, approved the general guidelines for the distribution of foreign currencies in the currency exchange market, based on CADIVI’s opinion and the foreign currencies budget prepared under the application of the Exchange Agreements. This Decree also establishes that the acquisition of foreign currencies is subject to prior registration of the interested party at the registry, authorization to participate in the exchange regime with the supporting documentation and other requirements to be established by CADIVI.

On April 22, 2003 and June 18, 2003, Rulings No. 25 and No. 34 were published in Official Gazettes of Venezuela No. 37,674 and No. 37,714, respectively, by means of which CADIVI manages the administration and formalities for foreign currency acquisition to pay private foreign debt acquired before January 22, 2003. External debt registered by CANTV and Movilnet with CADIVI on that date was U.S.$212 million and U.S.$52 million, respectively.

On February 9, 2004, the Ministry of Finance, together with the BCV, modified the exchange rate set out under Exchange Agreement No. 2 dated February 5, 2003 and established new exchange rates effective as of that date of Bs 1,915.20/U.S.$1 for purchase and Bs 1,920/U.S.$1 for sale.

On May 31, 2004, CADIVI published a resolution concerning requests for currency for the import of goods and services for the telecommunications industry, effective on that that date. Accordingly, the Company must apply for foreign currency each semester with an estimate of its requirements for the period. The approvals from CADIVI will be granted on a monthly basis.

The Government has issued Decrees and Rulings establishing requirements, controls and steps for authorization for foreign currency purchases, as well as the general guidelines for the distribution and administration of this foreign currency destined for the currency exchange market.

In order to guarantee access to foreign currency for essential goods and services and debt payments, should CADIVI fail to timely approve the purchase of foreign currency, the Company acquired U.S.$74.2 million (nominal value) of Venezuelan National Public Debt Bonds in August 2003. These bonds were denominated in U.S. dollars and paid in bolivars at the official exchange rate of Bs 1,600/U.S.$1. In September 2003 these bonds were sold at market value, and a loss of Bs 51,594 was recognized in the results of the Company and included in the consolidated statement of operations as Other expenses, net in that month.

In July 2005, CANTV received approval from CADIVI for the conversion of bolivars to US dollars in the amount of U.S.$92.2 million for repatriation to ADS holders of the dividends declared on March 31, 2005 and paid in bolivars on April 27, 2005 to stockholders of record at April 20, 2005.

As of September 30, 2005, the Company had applied to CADIVI for a total of U.S.$1,483.2 million, since the establishment of the current exchange control regime. As of September 30, 2005, CADIVI has approved U.S.$1,427.5 million, of which U.S.$1,111.7 million has been received.

The Company continues to process the necessary formalities to comply with the requirements of CADIVI in order to apply for additional foreign currency.

NOTE 22 - INTENT FOR THE ACQUISITION OF DIGITEL:

On November 21, 2004, CANTV executed a stock purchase agreement with TIM International N.V. for the acquisition of 100% of the telecommunications company Digitel at a total value of U.S.$450 million. On May 5, 2005, CONATEL, based on the Pro-Competencia’s recommendation, notified CANTV of its decision not to approve the acquisition of Digitel, therefore, on May 25, 2005 the stock purchase agreement was terminated pursuant to its terms.

NOTE 23 - ADOPTION OF INTERNATIONAL REPORTING FINANCIAL STANDARDS:

Pursuant to Resolution No. 157-2004 published on the Official Gazette of Venezuela No. 38,085 dated December 13, 2004, CNV resolved that companies making public securities offers under the Capital Markets Law must prepare and present their financial statements adjusted to IFRS beginning January 1, 2006 with IFRS becoming effective on January 1, 2005. In addition, these companies must prepare and present to CNV a supplementary balance sheet as of December 31, 2004 according with IFRS together with notes related to the main accounting policies used, and a detailed description of the adjustments performed to convert the balance sheet to IFRS, which will be only used to evaluate the effects of this adoption.

On June 30, 2005, the Company delivered to CNV the balance sheet as of December 31, 2004 in accordance with IFRS, together with notes related to the main accounting policies used, and a detailed description of the adjustments performed to convert the balance sheet to IFRS.

On June 29, 2005, pursuant to Resolution No. 68-2005 published in the Official Gazette of Venezuela No. 38,218, an amendment of Resolution No. 157-2004 published on December 13, 2004, was issued also requiring presentment of a supplemental income statement for the year ended December 31, 2004 on or before June 30, 2005.

On July 6, 2005, the Company sent a communication to CNV with a proposal for the presentment of a supplemental income statement for the six-month period ended June 30, 2005, explaining the reasons for the convenience of the request or additional time to deliver the income statement for the year ended December 31, 2004 in case that the proposal could not be accepted by CNV. On August 4, 2005, CNV released a communication granting an extension until October 31, 2005 to deliver the income statement for the year ended December 31, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAÑIA ANONIMA NACIONAL
TELEFONOS DE VENEZUELA, (CANTV)

By:	/s/ ARMANDO YAÑES
Armando Yañes
Chief Financial Officer

Date: November 15, 2005